UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Rover Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

77936F103
(CUSIP Number)

Menlo ventures

ATTN: DEBORAH cARRILLO, GENERAL COUNSEL

2884 Sand Hill Road, Suite 100
menlo park, california 94025

TELEPHONE: (650) 854-8540

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Menlo Ventures XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,968,036 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,968,036 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,968,036 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.3% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Menlo Special Opportunities Fund, L.P. (“MSOP”), MMSOP, L.P. (“MMSOP”), Menlo Ventures XI, L.P. (“Menlo XI”), MMEF XI, L.P. (“MMEF XI,” and together with MSOP, MMSOP and Menlo XI, the “Menlo Funds”), MSOP GP, L.L.C. (“MSOP GP”) and MV Management XI, L.L.C. (“MVM XI,” and together with MSOP GP and the Menlo Funds, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 9,968,036 shares of Common Stock held by Menlo XI. MVM XI serves as the general partner of Menlo XI and, as such, MVM XI possesses voting and dispositive power over the shares held by Menlo XI, and may be deemed to have indirect beneficial ownership of the shares held by Menlo XI.
(3)	This percentage is calculated based upon 157,199,138 shares of Common Stock issued and outstanding as of July 30, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 5, 2021.

1.	Name of Reporting Persons MMEF XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 387,646 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 387,646 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 387,646 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 387,646 shares of Common Stock held by MMEF XI. MVM XI serves as the general partner of MMEF XI and, as such, MVM XI possesses voting and dispositive power over the shares held by MMEF XI, and may be deemed to have indirect beneficial ownership of the shares held by MMEF XI.
(3)	This percentage is calculated based upon 157,199,138 shares of Common Stock issued and outstanding as of July 30, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 5, 2021.

1.	Name of Reporting Persons MV Management XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,355,682 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,355,682 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,355,682 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.6% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 9,968,036 shares of Common Stock held by Menlo XI, and (ii) 387,646 shares of Common Stock held by MMEF XI. MVM XI serves as the general partner of Menlo XI and MMEF XI and, as such, MVM XI possesses voting and dispositive power over the shares held by Menlo XI and MMEF XI, and may be deemed to have indirect beneficial ownership of the shares held by Menlo XI and MMEF XI.
(3)	This percentage is calculated based upon 157,199,138 shares of Common Stock issued and outstanding as of July 30, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 5, 2021.

1.	Name of Reporting Persons Menlo Special Opportunities Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,905,263 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,905,263 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,905,263 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 4,905,263 shares of Common Stock held by MSOP. MSOP GP serves as the general partner of MSOP and, as such, MSOP GP possesses voting and dispositive power over the shares held by MSOP, and may be deemed to have indirect beneficial ownership of the shares held by MSOP.
(3)	This percentage is calculated based upon 157,199,138 shares of Common Stock issued and outstanding as of July 30, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 5, 2021.

1.	Name of Reporting Persons MMSOP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 79,761 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 79,761 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,761 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 79,761 shares of Common Stock held by MMSOP. MSOP GP serves as the general partner of MMSOP and, as such, MSOP GP possesses voting and dispositive power over the shares held by MMSOP, and may be deemed to have indirect beneficial ownership of the shares held by MMSOP.
(3)	This percentage is calculated based upon 157,199,138 shares of Common Stock issued and outstanding as of July 30, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 5, 2021.

1.	Name of Reporting Persons MSOP GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,985,024 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,985,024 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,985,024 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 4,905,263 shares of Common Stock held by MSOP, and (ii) 79,761 shares of Common Stock held by MMSOP. MSOP GP serves as the general partner of MSOP and MMSOP and, as such, MSOP GP possesses voting and dispositive power over the shares held by MSOP and MMSOP, and may be deemed to have indirect beneficial ownership of the shares held by MSOP and MMSOP.
(3)	This percentage is calculated based upon 157,199,138 shares of Common Stock issued and outstanding as of July 30, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 5, 2021.

Item 1.	Security and Issuer

a)	This statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Common Stock”) of Rover Group, Inc., a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 720 Olive Way, 19th Floor, Seattle, WA.

Item 2.	Identity and Background

a)	The persons and entities filing this statement are Menlo Special Opportunities Fund, L.P. (“MSOP”), MMSOP, L.P. (“MMSOP”), Menlo Ventures XI, L.P. (“Menlo XI”), MMEF XI, L.P. (“MMEF XI,” and together with MSOP, MMSOP and Menlo XI, the “Menlo Funds”), MSOP GP, L.L.C. (“MSOP GP”), and MV Management XI, L.L.C. (“MVM XI,” and together with MSOP GP and the Menlo Funds, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

b)	The address of the principal place of business of each of the Reporting Persons is 2884 Sand Hill Road, Suite 100, Menlo Park, California 94025.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Each of the Menlo Funds is a Delaware limited partnership and MSOP GP and MVM XI are Delaware limited liability companies.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling MSOP GP and MVM XI (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were issued to the Menlo Funds in connection with the completion of the business combination (the “Business Combination”) on July 30, 2021 (the “Closing Date”) as contemplated by that certain Business Combination Agreement dated February 10, 2021 (the “Business Combination Agreement”), by and among Nebula Caravel Acquisition Corp. (“Caravel”), Fetch Merger Sub Inc., a Delaware corporation (“Merger Sub”), and A Place for Rover, Inc. (d/b/a Rover), a Delaware Corporation (“Legacy Rover”). Pursuant to the terms of the Business Combination Agreement, a business combination between Caravel and Legacy Rover was effected through the merger of Merger Sub with and into Legacy Rover, with Legacy Rover surviving as the surviving company and as a wholly-owned subsidiary of Caravel (together with the other transactions described in the Business Combination Agreement, the “Merger”). On the Closing Date, the Issuer changed its name from Nebula Caravel Acquisition Corp. to Rover Group, Inc.

At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each share of Legacy Rover preferred stock, par value $0.00001 per share, that was convertible into a share of Legacy Rover common stock was canceled and converted into the right to receive a number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) equal to 1.0379 (the “Exchange Ratio”), such that each converted share of Legacy Rover preferred stock was no longer outstanding and ceased to exist, and each holder of Legacy Rover preferred stock thereafter ceased to have any rights with respect to such shares.

Upon completion of the Merger, and in accordance with the terms of the Business Combination Agreement, 32,434,987 shares of Legacy Rover common stock and 87,496,938 shares of Legacy Rover preferred stock were also cancelled and converted into the right to receive a pro rata portion of up to 22,500,000 shares of Class A Common Stock in the aggregate that will be issued at a future date should the Common Stock achieve certain tiered trading price thresholds during the seven year period immediately following the Closing Date (the “Earnout Shares”). The Menlo Funds collectively have the contingent right to receive up to an aggregate of 2,523,546 Earnout Shares. Such Earnout Shares are excluded from the Reporting Persons’ beneficial ownership as reported herein because the Reporting Persons do not currently have the right to acquire any Earnout Shares.

The funds used by the Menlo Funds to acquire the securities of Legacy Rover were obtained from capital contributions by their respective partners.

Item 4.	Purpose of Transaction

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Common Stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination.

Venky Ganesan is a member of the Board of Directors of the Issuer and also serves as a Managing Member of MVM XI and MSOP GP.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

The Reporting Persons beneficially own, in the aggregate, 15,340,706 shares of Common Stock. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 9.8% of the outstanding shares of Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned are based upon 157,199,138 shares of Common Stock issued and outstanding as of July 30, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 5, 2021.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, or a member of a “group,” within the meaning of Section 13 of the Exchange Act.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

On the Closing Date, the Issuer, Nebula Caravel Holdings, LLC (the “Sponsor”), certain affiliates of the Sponsor, and certain Legacy Rover stockholders, including the Menlo Funds, entered into an investor rights agreement (the “Investor Rights Agreement”). The Investor Rights Agreement provides, among other things, that the Company would register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities held by the parties thereto from time to time. The Investor Rights Agreement also provides the Legacy Rover stockholders with certain demand and piggyback registration rights.

Lock-Up Agreement

Pursuant to a lock-up agreement (the “Lock-up Agreement”) entered into in connection with the Business Combination, without the prior written consent of the Board and subject to certain exceptions, the Menlo Funds agreed, subject to enumerated customary exceptions, not to transfer shares of Common Stock for a period of 6 months after the Closing Date, provided that, if during such six-month period the volume weighted average price of Common Stock is greater than or equal to $16.00 over any twenty trading days within any thirty trading day period (the “Triggering Event”), 50% of each applicable holder’s shares shall be released from such lock-up on the later of (i) the Triggering Event and (ii) the date that is 90 days after the Closing Date.

The foregoing description of the terms of the Investor Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Form of Investor Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-39774), filed with the SEC on February 11, 2021).

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K (File No. 001-39774), filed with the SEC on February 11, 2021).

C.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:August 9, 2021

Menlo Ventures XI, L.P.

By:	MV Management XI, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MMEF XI, L.P.

By:	MV Management XI, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MV Management XI, L.L.C.

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

Menlo Special Opportunities Fund, L.P.

By:	MSOP GP, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MMSOP, L.P.

By:	MSOP GP, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MSOP GP, L.L.C.

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Managing Member of MVM XI and MSOP GP

Henry D. Montgomery (Managing Member of MVM XI)

c/o Menlo Ventures

2884 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: venture capital investment

Citizenship: United States of America

John W. Jarve (Managing Member of MVM XI)

c/o Menlo Ventures

2884 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: venture capital investment

Citizenship: United States of America

Douglas C. Carlisle (Managing Member of MVM XI)

c/o Menlo Ventures

2884 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: venture capital investment

Citizenship: United States of America

Pravin A. Vazirani (Managing Member of MVM XI)

c/o Menlo Ventures

2884 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: venture capital investment

Citizenship: United States of America

Mark A. Siegel (Managing Member of MVM XI and MSOP GP)

c/o Menlo Ventures

2884 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: venture capital investment

Citizenship: United States of America

Shawn T. Carolan (Managing Member of MVM XI and MSOP GP)

c/o Menlo Ventures

2884 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: venture capital investment

Citizenship: United States of America

Venky Ganesan (Managing Member of MVM XI and MSOP GP)

c/o Menlo Ventures

2884 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: venture capital investment

Citizenship: United States of America

Matthew Murphy (Managing Member of MSOP GP)

c/o Menlo Ventures

2884 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: venture capital investment

Citizenship: United States of America

EXHIBIT INDEX

A.	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-39774), filed with the SEC on February 11, 2021).

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K (File No. 001-39774), filed with the SEC on February 11, 2021).

C.	Agreement regarding filing of joint Schedule 13D.

Exhibit C

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Rover Group, Inc. is filed on behalf of each of the undersigned.

Date:	August 9, 2021

Menlo Ventures XI, L.P.

By:	MV Management XI, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MMEF XI, L.P.

By:	MV Management XI, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MV Management XI, L.L.C.

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

Menlo Special Opportunities Fund, L.P.

By:	MSOP GP, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MMSOP, L.P.

By:	MSOP GP, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MSOP GP, L.L.C.

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member